October 13, 2010
Brian Cascio
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549
Re:	CTS Corporation Form 10-K for the fiscal year ended December 31, 2009 Filed February 23, 2010 Form 10-Q for the quarterly periods ended April 4, 2010 and July 4, 2010 File No. 001-04639
Dear Mr. Cascio:
This letter is in response to your letter of October 6, 2010, in which you requested responses to comments relative to CTS Corporation’s (the “Company” or “CTS”) Form 10-K for the fiscal year ended December 31, 2009 and Form 10-Q for the quarterly periods ended April 4, 2010 and July 4, 2010:
In connection with the responses to your comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Listed below are each of your comments, in bold, followed by CTS’ response.
Form 10-K for the fiscal year ended December 31, 2009
Item 15. Exhibits, Financial Statements Schedules
1.	We note your response to prior comment 4 and will consider your response once we have had a chance to review the agreement or the agreement is filed as an exhibit. After reviewing the agreement, we may have additional comments.

CTS response: CTS acknowledges the Staff’s comment. In the interest of expedience, please find attached to this response a copy of the Toyota Indemnification Agreement. CTS will also attach this agreement as an exhibit to the Company’s forthcoming report on Form 10-Q for the Company’s 2010 third quarter.

Exhibit 13. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies – Retirement Plans, page 5
2.	We refer to your response to prior comment 1. Specifically for the Taiwan pension plan, please tell us:
•	the materiality of the plan assets/obligations compared to total plan assets/obligations;

•	why the discount rate and expected return is based on government bonds as directed by the Central Trust of China; and

•	how your disclosure considers the requirements of FASB ASC 715-30-35-45 and 35-47 to 35-49.
In your response, please provide any proposed disclosure for future filings.

CTS response: CTS’ Taiwan pension plan has plan assets totaling approximately $1,797,000 or 0.7% of total plan assets. CTS’ Taiwan pension plan has plan obligations totaling approximately $3,199,000 or 1.3% of total plan obligations.

The Central Trust of China merged with the Bank of Taiwan and it is now the Bank of Taiwan. All pension plans in Taiwan are required to be established with the Bank of Taiwan, which is a government-run entity that utilizes conservative investment strategies. The majority of the Bank of Taiwan’s investments are in government bonds. Therefore, the discount rate and expected return are based on such bonds as directed by the Bank of Taiwan.

FASB ASC 715-30-35-45 provides that the discount rate should take into account the timing of payments to satisfy the plan obligations. Therefore, the discount rate would vary, depending on the duration of the government bond portfolio. The Taiwan plan’s discount rate is based on the weighted average yield on government bonds available at the date of valuation and expected to be available during the period to maturity of the pension benefits.

FASB ASC 715-30-35-47 provides that the expected long-term rate of return on plan assets shall reflect the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation. In estimating that rate, appropriate consideration shall be given to the returns being earned by the plan assets in the fund and the rates of return expected to be available for reinvestment. Since the Taiwan plan’s assets are invested in government bonds as directed by the Bank of Taiwan, the expected rate of return on plan assets is determined by such government bond rates.

FASB ASC 715-30-35-48 provides that the expected return on plan assets shall take into consideration the availability of all plan assets for investment throughout the year. Therefore, the amount and timing of pension plan contributions and benefit payments expected to be made during the year shall be considered in determining the expected return on plan assets for that year. The Company’s Taiwan plan takes into account the availability of plan assets for investment throughout the year. The actuarial consultants to CTS’ Taiwan plan considers the amount and timing of pension plan contributions and benefit payments expected to be made during the year in determining the expected return on plan assets for that year.

FASB ASC 715-30-35-49 provides that the expected long-term rate of return on plan assets shall reflect long-term earnings expectations only on existing plan assets and those contributions expected to be received during the current year. Accordingly, the Taiwan plan’s expected long-term rate of return on its plan assets reflects such provisions.

The following is CTS’ proposed disclosure for future filings:

“All pension plans in Taiwan are required to be established with the Bank of Taiwan, which is a government-run entity that utilizes conservative investment strategies. The majority of the Bank of Taiwan’s investments is in government bonds. Since the Taiwan plan’s assets are invested in government bonds as directed by the Bank of Taiwan, the expected rate of return on plan assets is determined by such government bond rates. In determining the expected rate of return on plan assets, the actuarial consultants to the Company’s Taiwan plan considers the amount and timing of pension plan contributions and benefit payments expected to be made during the year. The Taiwan plan’s discount rate is based on the weighted average yield on government bonds available at the date of valuation and expected to be available during the period to maturity of the pension benefits.”
Financial Statements
Note H – Retirement Plans, page 28
3.	We refer to your response to prior comment 7. You indicate the private equity fund manager uses an income approach; however, your description appears to describe the market approach. Please clarify which approach the fund manager uses and indicate whether the similar, or guideline, companies utilized in the valuation are public or private. In your response, please provide any proposed disclosure for future filings.
CTS response: The private fund equity manager uses a market approach. In the Company’s response that was filed on September 30, 2010, CTS had inadvertently stated that the fund manager uses an income approach.
The similar, or guideline companies utilized in the valuation are private companies.
CTS will provide the following disclosure for future filings:
“The private equity fund manager uses a market approach in estimating the fair value of the plan’s Level 3 asset. The market approach estimates the fair value by first, determining the entity’s earnings before interest, taxes, depreciation and amortization and then multiplying that value by an estimated multiple. When establishing an appropriate multiple, the fund manager considers recent comparable private company transactions and multiples paid. The entity’s net debt is then subtracted from the calculated amount to arrive at an estimated fair value for the entity. The fund manager’s goal is to provide a conservative estimate of the fair value of such assets and to utilize conservative estimates of multiples used in establishing such fair values.”
Please contact me at (574) 523-3800 if you have any further questions concerning this filing. Thank you.
Sincerely,

/s/ Donna L. Belusar
Donna L. Belusar
Senior Vice-President and Chief Financial Officer

February 19, 2010
CONFIDENTIAL
CTS Corporation
905 West Boulevard North
Elkhart, Indiana 46514

Attention:	Vinod M. Khilnani
President and Chief Executive Officer

Re: Letter Agreement
Dear Mr. Khilnani:
     Toyota Motor Sales, U.S.A., Inc., Toyota Canada Inc., and Toyota Motor Engineering & Manufacturing North America, Inc. (collectively, “Toyota”) and CTS Corporation agree that the relationship between Toyota and CTS Corporation is a valued relationship, and this Agreement is made in good faith and in furtherance of that valued relationship. Toyota and CTS Corporation understand that this Agreement is intended to reflect the general intent of the parties, but that execution of a more detailed agreement may be necessary to effectuate the full intent of this Agreement. Nevertheless, Toyota and CTS Corporation further represent that each has relied on and obtained the advice of independent counsel with respect to this Agreement. Toyota and CTS Corporation enter into this Agreement with full knowledge of their respective rights, and without any duress, coercion or pressure of any kind from any person or entity.
     Subject to the limitations set forth below, Toyota agrees to indemnify, defend, and hold harmless CTS Corporation (and its affiliates, subsidiaries, officers, directors and employees) from, and pay on their behalf, any costs, expenses and liabilities (including reasonable attorneys fees and litigation costs, potential awards, settlements and judgments, and penalties or fees) associated with, arising out of or relating to civil litigation or claims, filed or asserted in the United States or Canada, arising from or relating to alleged incidents of unintended acceleration of Toyota and Lexus vehicles where CTS is named as a defendant, including litigation or claims which are currently pending or subsequently may be commenced against any one or all of the Parties (“Unintended Acceleration Claims”). By way of further clarification and without limitation, Unintended Acceleration Claims includes claims by third parties of personal injury, property damage, diminution of value, breach of warranty and violation of consumer protection laws or unfair business practices because of alleged defects in the accelerator in Toyota and Lexus vehicles.
     CTS Corporation agrees to fully cooperate (and will direct its counsel to fully cooperate) in any investigation by Toyota related in any way to the design and manufacture of the CTS accelerator assembly that is the subject of the Unintended Acceleration Claims, and further agrees to fully cooperate (and will direct its counsel to fully cooperate) with Toyota in the defense of all Unintended Acceleration Claims. This cooperation includes, but is not limited to, providing Toyota’s counsel reasonable access to non-privileged documents or information, regardless of the source of the information, as needed to defend these actions, including but not limited to analysis or inspection reports of returned components related to Unintended Acceleration Claims. The Parties agree to employ reasonable measures to protect any propriety or confidential information of third-parties such as other OEMs for whom CTS Corporation manufactures pedals. CTS Corporation shall provide Toyota with reasonable access to all current employees and agrees to make reasonable efforts to provide access to former employees who may have information related to the CTS accelerator assembly that is the subject of Unintended Acceleration Claims. CTS Corporation further agrees to notify Toyota immediately of the filing of any Unintended Acceleration Claims, whether or not any Toyota entity is named as a party therein.

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     Toyota and CTS Corporation further agree that they have a mutual interest in proceeding together in a common defense and agree that they will enter into a Joint Defense Agreement to allow for the sharing of privileged communications (including communications, documents, memoranda and reports prepared for or in contemplation of litigation) and attorney work product to aid and to promote adequate legal representation in defense of Unintended Acceleration Claims. Toyota acknowledges that CTS Corporation desires to be represented by independent counsel in individual or collective Unintended Acceleration Claims, and the Parties agree that Toyota’s obligation to pay the defense costs associated with independent counsel for CTS Corporation will be limited to coverage of those activities that are reasonable and necessary to effectuate the unified defense of Toyota and CTS Corporation. Toyota and CTS Corporation agree that Toyota’s obligation in this regard is limited to payment for such independent counsel as is necessary to fulfill Toyota’s duty to timely inform and consult with CTS Corporation on matters relating to Unintended Acceleration Claims and to disclose to CTS Corporation all information concerning any action upon request. Nothing in this section is meant to prevent CTS Corporation from utilizing its independent counsel in an expanded role consistent with the terms of this Agreement, but such costs will be the responsibility of CTS Corporation.
     Subject to the limitations set forth below, Toyota and CTS Corporation agree that Toyota will have sole authority to settle Unintended Acceleration Claims on its own behalf and on behalf of CTS Corporation, to the extent such claims are covered by this Agreement. CTS Corporation agrees that it will not independently negotiate or settle any Unintended Acceleration Claims covered by this Agreement.
     The foregoing provisions notwithstanding, if Toyota concludes after good faith investigation that CTS Corporation acted negligently (a) with regard to those manufacturing processes and materials selection under CTS Corporation’s sole control or (b) in failing to meet Toyota product specifications or (c) by making unapproved changes in component design or materials, and such negligence has caused or contributed to the Unintended Acceleration Claims, Toyota agrees that it will continue to defend CTS Corporation for the particular negligent act or conduct. CTS Corporation agrees, however, that it will be responsible for any judgment that may subsequently be rendered against CTS Corporation individually or any portion of a judgment that may be allocated to CTS Corporation, to the extent CTS Corporation’s insurance coverage is available. By way of clarification, to the extent that Toyota had agreed in a writing to the manufacturing processes, changes and materials selection as referenced above, these are not considered to be under CTS Corporation’s sole control.
     Toyota and CTS Corporation agree that if either Party takes a position at any time in the litigation contrary to the interests of the other Party, such that the Parties are no longer proceeding together in a common defense of the Unintended Acceleration Claims, that other Party may void this Agreement upon reasonable notice. If this occurs, each Party will be obligated to assume its own defense from that point forward, including but not limited to its payment of all attorneys’ fees, expenses, settlement costs, and judgments. The parties further agree that each will make good faith efforts to ensure that any public statements they make are consistent with their common defense. To that end, CTS Corporation agrees, to the extent reasonably practicable and in accordance with its other legal obligations, to advise Toyota in advance of any statement CTS Corporation intends to make public relating to this litigation.
     The Parties agree that any claims which may arise between or among the Parties to this Agreement for indemnity or contribution, including claims related to the CTS Corporation’s negligence as previously defined (including without limitation, attorneys’ fees, other defense costs, settlement costs or judgments), arising from any Unintended Acceleration Claim will be addressed within a reasonable period of time following resolution of such Unintended Acceleration Claim through good faith negotiations. If the Parties are unable to resolve their disputes through good faith negotiations, they agree to submit the dispute to arbitration before the American Arbitration Association. If any award is ultimately made to Toyota, Toyota will be limited to recovering only such damages as are collectible from CTS Corporation’s insurers.

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     If this Agreement becomes void, CTS Corporation agrees that Toyota’s counsel may continue to defend Toyota without any suggestion of impropriety or conflict of interest in regard to such continued representation, and Toyota agrees that CTS Corporation’s counsel may continue to defend CTS Corporation without any suggestion of impropriety or conflict of interest in regard to such continued representation. In such event, CTS Corporation and Toyota waive their respective right to contend that conflicts of interest or attorney-client privilege require disqualification of counsel. CTS Corporation and Toyota are expressly agreeing to waive any potential conflict of interest that might arise as a result of this Agreement.
     This Agreement is limited to Unintended Acceleration Claims which seek relief by third parties for personal injuries, property damage, and/or economic loss and is not intended to address costs of defense of, or indemnification for costs or liabilities incurred in connection with, criminal prosecutions, government investigations (including NHTSA investigations), government hearings, and government recalls.
     Toyota and CTS Corporation agree to cooperate in the creation of any future documents deemed reasonably necessary to effectuate this Agreement.

Sincerely, TOYOTA MOTOR SALES, U.S.A., Inc.
By:	/s/ G. Webster Burns
Name: G. Webster Burns
Title: Assistant General Counsel

Accepted and agreed effective as of the date first above written: CTS CORPORATION
By:	/s/ Vinod M. Khilnani
Name: Vinod M. Khilnani
Title: Chairman, President & CEO

TOYOTA MOTOR ENGINEERING & MANUFACTURING NORTH AMERICA, INC.
By:	/s/ Patrick Nepute
Name: Patrick Nepute
Title: VP & General Counsel

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